September 16, 2009
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

Attention:	Mr. Jeffrey P. Riedler
Ms. Rose Zukin
Ms. Tabatha Akins
Ms. Mary Mast

Re:	Omeros Corporation
Amendment No. 4 to Registration Statement on Form S-1/A
Filed June 23, 2009
File No. 333-148572
Ladies and Gentlemen:
     On behalf of Omeros Corporation (the “Company”), we respectfully submit this letter in response to comments from the Staff of the Securities and Exchange Commission received by letter dated June 30, 2009, relating to the Company’s Amendment No. 4 to Registration Statement on Form S-1/A (File No. 333-148572) filed with the Commission on June 23, 2009.
     The Company is concurrently filing via EDGAR Amendment No. 5 to the Registration Statement. For the convenience of the Staff, we are enclosing herewith marked copies, complete with exhibits, of Amendment No. 5.
     In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.
Amendment No. 4 to Form S-1/A
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42
Critical Accounting Policies and Significant Judgments and Estimates, page 46
Stock-Based Compensation, page 47
Common Stock Fair Value, page 48

Securities and Exchange Commission
Division of Corporate Finance
September 16, 2009

1.	Please refer to our prior comment number one. In determining how you determined the companies were similar, please tell us what consideration was given to (a) the size of the entities considered, (2) stage of life cycle (i.e. whether these entities were considered development stage enterprises under SFAS 7), and (c) financial leverage. Refer to Question 6 of SAB Topic 14D. Lastly, you state that “the Company reviews and modifies its peer group based on changes to the Company’s business and changes to the businesses of the companies in its peer group.” Please tell us whether these companies remained in the peer group for the entire duration, and whether there were any companies were added and removed, and if so, the timing and reason for doing so.

The Company supplementally advises the Staff that in determining which companies were similar, the Company considered headcount size, total research and development expenses, net losses and stage of product development. Companies included in the peer group represented development stage enterprises as defined under SFAS 7 (“SFAS 7 Companies”) and companies that, although not SFAS 7 Companies, devoted most of their efforts to activities similar to the Company and other SFAS 7 Companies. Although some of the companies in the peer group are not SFAS 7 Companies, principally because they have generated revenue from collaborations, they continued to have the following characteristics similar to the Company and the SFAS 7 Companies:
•	their R&D costs represent the majority of total operating expenses;

•	they have operated at a net loss historically; and

•	they have no product revenue.
As requested by the Staff, below is the list of companies that have remained in the peer group for the entire duration:
•	Biodel Inc.

•	Cadence Pharmaceuticals, Inc.

•	CombinatoRx, Inc.

•	Orexigen Therapeutics, Inc.

•	Theravance, Inc

•	Trubion Pharmaceuticals, Inc.
The Company removes companies from the peer group when it no longer considers them to be similar to Omeros. The following companies were removed from the peer group for the reasons listed:
•	Pain Therapeutics, Inc. — started to earn more significant collaborative revenues and became profitable

•	Adolor Corporation — Launched a product in 2008

•	Coley Pharmaceuticals, Inc. — Delisted from NASDAQ and subsequently acquired

•	Aspreva Pharmaceuticals Corporation — Acquired in 2008

Securities and Exchange Commission
Division of Corporate Finance
September 16, 2009

The following companies were added to the peer group for the reasons listed:
•	Helicos Biosciences Corporation — a development stage company with similar headcount and research and development expenses

•	Amicus Therapeutics, Inc. — a development stage company with similar headcount and research and development expenses

•	EntreMed, Inc. — not classified as a development stage company, however, EntreMed has no significant revenues and is a clinical stage company similar to the Company
Fair Value Measurement of Financial Instruments, page 55
2.	We have reviewed your response to our prior comment number two and have the following comments:
a.	With respect to part (b), please revise your disclosure to clarify whether you made any adjustments to the quotes or prices you obtained from primary and secondary broker/dealers, and if so, please elaborate on the circumstance surrounding the adjustments; and
In response to the Staff’s comment, the Company has revised the disclosure on page 57 of the Registration Statement to disclose that it determined that no pricing adjustments were deemed necessary as of June 30, 2009 and December 31, 2008 and 2007.
b.	As previously requested in part (e) of our comment, please tell us what procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.
The Company supplementally advises the Staff that it uses external market sources to assist it in determining the fair value of its mortgage-backed securities. In order to validate the prices the Company obtained from the external market sources, and to ensure the fair value determination is consistent with SFAS 157, the Company compared the prices with two independent pricing services, JJ Kenny and IDC, for each reporting period. Through this analysis, the Company confirmed the prices and that there were no material differences that would warrant a change in the pricing provided by these external market sources. Because the Company obtained external market inputs, other than quoted prices in active markets, that are either directly or indirectly observable, the Company has classified these securities as level two investments under the SFAS 157 hierarchy.
* * * * *

Securities and Exchange Commission
Division of Corporate Finance
September 16, 2009

     Please direct your questions or comments regarding this letter or Amendment No. 5 to the Registration Statement to the undersigned or Mark J. Handfelt of this office at (206) 883-2500. Thank you for your assistance.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Craig E. Sherman
Craig E. Sherman, Esq.

Enclosures

cc (w/encl):	Gregory A. Demopulos, M.D. Omeros Corporation

Mark J. Handfelt, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation

James R. Tanenbaum, Esq. Morrison & Foerster LLP